UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO
Washington, D.C. 20549



08028817 ,123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45489

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____01/01/07____ AND ENDING____12/31/07____
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paul P. St. Onge Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5586 Post Road

                                (No. and Street)

East Greenwich   RI   02818
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Paul P. St. Onge_____401-884-9080____
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Markarian & Meehan, Ltd.

(Name – *if individual, state last, first, middle name*)

336 Main Street	Wakefield	RI	02879-3577
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 2 4 2008

THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Paul P. St. Onge__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Paul P. St. Onge Company__ , as of __December 31__ , 20__07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__No exceptions__

_____

_____

_____

_____
Signature

__President__
Title

Patricia C. St. Onge
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PAUL P. ST. ONGE COMPANY
YEAR ENDED DECEMBER 31, 2007

Table of Contents

MARKARIAN & MEEHAN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE: (401) 789-1037
TELECOPIER: (401) 783-0361
336 Main Street
Wakefield, RI 02879

INDEPENDENT AUDITORS' REPORT

Mr. Paul P. St. Onge
Paul P. St. Onge Company
East Greenwich, Rhode Island

We have audited the accompanying statement of financial condition of Paul P. St. Onge Company (an S corporation) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paul P. St. Onge Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information contained on Page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Markarian & Meehan, Ltd., CPA's

February 25, 2008
Wakefield, RI 02879

ASSETS

Cash and cash equivalents	$	9,186
Deposit with clearing organization (cash)		25,000
Marketable securities owned - registered		
investment company, at market value		41,794
Commission and 12(b)(1) fees receivable, net		
of allowance for doubtful accounts of $-0-		30,202
Total assets	$	106,182

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities -		
Subordinated borrowings	$	-
Total liabilities		-
Stockholder's equity:		
Common stock – authorized 1,000 shares,		
no par value, 100 shares issued and outstanding		1,000
Paid-in capital		80,861
Retained earnings		24,321
Total stockholder's equity		106,182
Total liabilities and stockholder's equity	$	106,182

The accompanying notes are an integral part of these financial statements.

PAUL P. ST. ONGE COMPANY
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenue:		
Commissions and 12(b)(1) fees	$	716,308
NASD/NYSE merger proceeds		35,000
Total revenue		751,308
Expenses:		
Administrative services		88,007
Commissions		219,090
Regulatory and audit fees		9,364
Total expenses		316,461
Net income	$	434,847

The accompanying notes are an integral part of these financial statements.

PAUL P. ST. ONGE COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Stockholder's equity at January 1, 2007	$	92,008
Net income		434,847
Distributions		(420,673)
Stockholder's equity at December 31, 2007	$	106,182

The accompanying notes are an integral part of these financial statements.

Subordinated borrowings at January 1, 2007	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2007	$	-

The accompanying notes are an integral part of these financial statements.

PAUL P. ST. ONGE COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net income	$	434,847
Adjustment to reconcile net income to net cash provided		
by operating activities - (increase) decrease in operating		
asset - commission and 12(b)(1) fees receivable, net		(2,329)
Net cash provided by operating activities		432,518
Cash flows from investing activities -		
Sale of marketable securities owned -		
registered investment company, net		(6,233)
Cash flows from financing activities -		
Distributions		(420,673)
Net increase in cash and cash equivalents		5,612
Cash and cash equivalents:		
Beginning of year		3,574
End of year	$	9,186
Supplemental cash flows disclosures:		
Income tax payments	$	-
Interest payments	$	-

The accompanying notes are an integral part of these financial statements.

PAUL P. ST. ONGE COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - NATURE OF ORGANIZATION:

Mr. Paul P. St. Onge originally established a broker-dealer business on May 4, 1993 and operated as a proprietorship under the name Paul Philip St. Onge Broker-Dealer pursuant to an acceptance of membership with the National Association of Securities Dealers, Inc. (NASD). Effective February 27, 2001, Mr. St. Onge re-organized as a corporation and created Paul P. St. Onge Company (the Company) under the corporate laws of the State of Rhode Island. The Company is registered with the Securities Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). FINRA was created through the consolidation of NASD and the member regulation, enforcement and arbitration operations of the New York Stock Exchange. The consolidation, which was announced on November 28, 2006 and approved by the Securities and Exchange Commission on July 26, 2007, became effective July 30, 2007.

The Company provides broker-dealer services to investors, and in that capacity acts as a broker or dealer with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participations in insurance company separate accounts, whether or not registered as an investment company. All funds are promptly transmitted, and all securities received are promptly delivered in connection with such activities. In addition, the Company is an introducing broker/dealer for its customers on a fully disclosed basis with Pershing, LLC (a clearing broker/dealer). The Company promptly transmits all customer funds and securities to the clearing broker/dealer, which carries and maintains all of the accounts of such customers.

Except for the preceding paragraph, the Company does not hold funds or securities for, or owes money or securities to, customers and does not carry accounts of, or for customers.

NOTE 2 - FINANCIAL STATEMENT PRESENTATION AND NATURE OF THE ACCOUNTS:

The accompanying financial statements include the broker-dealer activity of Paul P. St. Onge Company (an S corporation). Mr. Paul P. St. Onge also conducts business as a sole proprietorship providing investment advisor services. Except for a charge of administrative services, the accompanying financial statements do not include any activity as an investment advisor in which Mr. Paul St. Onge is engaged or the personal account of the owner.

NOTE 3 - ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS:

The accompanying financial statements include additional information relating to the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (SEC). In addition, the SEC generally requires additional information relating to the Computation for Determination of Reserve Requirements under Rule 15c3-3 and the Schedule of Information for Possession or Control Requirements under Rule 15c3-3. However, such additional information is not required for broker-dealers who are exempt from Rule 15c3-3.

8

NOTE 3 - ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS (CONTINUED):

Paul P. St. Onge Company qualifies under the exemptive provisions of Rule 15c3-3(k)(2) of the SEC. As such, the additional information noted above is not included in the accompanying financial statements except for the Computation of Net Capital under Rule 15c3-1 of the SEC.

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of the Company are presented to facilitate the understanding of the financial information in the accompanying statements.

Method of Accounting

These financial statements are prepared on the accrual basis of accounting. This method recognizes revenues and expenditures when earned or due as opposed to the cash basis of accounting that recognizes revenues and expenditures when received or paid. Commission income from broker-dealer transactions is recorded on a trade date basis as securities transactions occur.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company, with the consent of its stockholder elected under the Internal Revenue Code Section 1362 to be an S corporation effective March 1, 2001. Under the provisions of an S corporation, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his/her proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements for the year ended December 31, 2007.

NOTE 5 - DEPOSIT WITH CLEARING ORGANIZATION (CASH):

During 1996, the Company established a securities custodianship and clearing relationship with Pershing, LLC. As part of the agreement, the Company is required to maintain a broker's deposit account in the amount of $25,000. Accordingly, a deposit with clearing organization (cash) of $25,000 is reflected on the accompanying statement of financial condition at December 31, 2007.

NOTE 6 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. In addition, Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that stockholder's equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $70,848, which was $65,848 in excess of its required net capital of $5,000. The Company had no indebtedness at December 31, 2007.

NOTE 7 - LEASE COMMITMENT:

Effective July 1, 2004, the Company entered into a five year operating lease agreement with Sterry Associates for office space that expires on June 30, 2009. The following is a summary of the future minimum lease payments as of December 31, 2007.

Year Ending December 31,	Amount
2008	$ 16,560
2009	8,280
	$ 24,840

Lease expense incurred in 2007 was $15,180, of which $5,856 was charged to the Broker-Dealer account through the administrative services account.

PAUL P. ST. ONGE COMPANY
ADDITIONAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL

Total stockholder's equity	$	106,182
Deductions and/or charges - non-allowable assets - commission and 12(b)(1) fees receivable from registered investment companies		(28,881)
Net capital before haircuts on securities positions (tentative net capital)		77,301
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Liquid Asset Funds - money market fund		184
All other securities - registered investment company (mutual fund)		6,269
		6,453
Net capital	$	70,848

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	-

COMPUTATION OF BASIS NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	65,848

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17 A-5 AS OF DECEMBER 31, 2007)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	70,848
Adjustments		-
Net capital per above	$	70,848

MARKARIAN & MEEHAN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE: (401) 789-1037
TELECOPIER: (401) 783-0361
336 Main Street
Wakefield, RI 02879

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

Mr. Paul P. St. Onge
Paul P. St. Onge Company
East Greenwich, Rhode Island

In planning and performing our audit of the financial statements and supplemental schedules of Paul P. St. Onge Company (an S corporation), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2008
Wakefield, RI 02879

END